2600 One Commerce Square
Philadelphia, PA  19103-7098
 T:  (215) 564-8099
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December 20, 2012

Via EDGAR Transmission

Jeff Long
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Optimum Fund Trust
File Nos. 333-104564/811-21335

Dear Mr. Long:

On behalf of Optimum Fund Trust (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Annual Report to Shareholders for the fiscal year ended March 31, 2012 (the “Annual Report”) that was filed on Form N-CSR on June 8, 2012 and the Registrant’s Report on Form N-SAR (the “N-SAR”) for the period ended March 31, 2012 that was filed on May 30, 2012.  Each Staff comment is summarized below in bold, followed by the Registrant’s response to the comment.

1.             Comment: The Registrant’s accountants did not sign their report on internal controls for the N-SAR filing.  Accordingly, the Registrant must amend its filing to include an executed copy of the report on internal controls.

Response:  The Registrant will amend its report.

2.             Comment:  In the “Performance Summary” section of the Annual Report, the average annual total return table for each of the Registrant’s series (each a “Fund” and collectively, the “Funds”) should include the applicable benchmark returns.

Response:  The requested change will be made in future shareholder reports.

3.             Comment:  Explain why the Registrant includes both the net and gross returns for the Optimum International Fund’s benchmark in the “Performance Summary” section of the Annual Report.

Response:  The Registrant includes both the net and gross returns for the International Fund’s benchmark to show the effect that withholding taxes would have on the benchmark’s returns.

Jeff Long
December 20, 2012

4.             Comment:  With respect to the Optimum Fixed Income Fund, explain the difference between the principal amount and the dollar value of the Goldman Sachs Securities II Series 2007-GG10 J 144A security shown in the “Statement of Net Assets” section of the Annual Report.  Is this security in default or is it fair valued for some reason?

Response:  The security is not fair valued and was in default at March 31, 2012.  The security should have been identified as in default at the Fund’s fiscal year end.  The security will be marked as defaulted in future reports if it continues to be held and continues to be in default.

5.             Comment:  The Optimum Fixed Income Fund shows an outstanding receivable for securities lending cash collateral in the “Statement of Assets & Liabilities” section of the Annual Report.  How often are securities lending receivables settled and why is this shown outstanding as of the fiscal year end?

Response:  Securities lending income is accrued weekly and paid monthly.  The receivable outstanding at March 31, 2012 represents the March accrual, which was paid in early April.

6.             Comment:  Are there any payables to Trustees as of the Registrant’s fiscal year end?  If so, consistent with Regulation S-X, those payables should be disclosed on a separate line item in the “Statement of Assets and Liabilities” in the Annual Report.

Response :  At the Fund’s fiscal year end, there were fees payable to the Trustees.  Those fees were included in other accrued expenses on the Statement of Assets and Liabilities.  Trustee fees payable will be added to the Statement of Assets and Liabilities on all future reports, as applicable.

7.             Comment:  The financial highlights in the Annual Report include expense ratios reflecting expenses paid indirectly.  If the Registrant wants to show expense ratios reflecting indirect expenses, such information should be provided in a footnote.

Response:  Expenses paid indirectly will be footnoted in the financial highlights on all future reports when applicable.
*           *           *

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in the Annual Report and N-SAR; (ii) Staff comments on the Annual Report and N-SAR, or changes to the Annual Report and/or N-SAR in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the Annual Report and N-SAR; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

In addition, the Registrant acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in its review of the Annual Report and N-SAR.

Jeff Long
December 20, 2012

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Daniel Geatens
A.G. Ciavarelli, Esq.
Delaware Investments